MANAGEMENT'S DISCUSSION AND ANALYSIS OF
          FINANCIAL CONDITION AND RESULTS OF OPERATIONS




 SECOND QUARTER RESULTS

 Overview

 Consolidated net sales of $175.6 million for the second quarter of 1995 increased 14% over the comparable 1994 period. Net earnings of $12.1 million were 25% lower than the $16.1 million reported in the second quarter of 1994. Net earnings per common share of $.25 decreased 19% from the $.31 reported last year.

 Gross margin as a percentage of net sales decreased to 29.5% from 33% in last year's second quarter, primarily as a result of lower margins in the domestic and international dyes businesses. Consolidated operating profit of $21.3 million declined 16% from the second quarter of 1994 as specialty chemicals decreased 33% and specialty process equipment and controls segment increased 31%.

 Specialty Chemicals

 The Company's specialty chemicals segment reported sales of $101.2 million representing a decrease of 4% from the comparable period in 1994. The decrease was attributable to the impact of lower selling prices (-4%) and lower unit volume (-2%), offset in part by favorable currency translation (2%).

 Domestic dyes sales of $49.6 million declined 14% from the 1994 second quarter primarily due to lower unit volume (-10%) and lower selling prices (-4%). International dyes sales of $26.9 million increased 12% versus the second quarter of 1994 primarily as a result of foreign currency translation (9%) and higher unit volume (10%), offset in part by lower selling prices (-7%). Specialty ingredients sales of $24.7 million rose 3% primarily as a result of increased unit volume. The percentage of specialty chemicals sales outside the United States increased to 28% from 24% in the second quarter of 1994.

 Operating profit of $13.1 million for the second quarter of 1995 decreased 33% from the comparable quarter in 1994 primarily attributable to the impact of lower unit volume and pricing in domestic dyes and lower pricing and exchange rate fluctuations among European currencies in international dyes. The percentage of specialty chemicals operating profit outside the United States decreased to 15% from 19% in the second quarter of 1994.


 Specialty Process Equipment and Controls

 The Company's specialty process equipment and controls segment reported sales of $74.4 million representing an increase of 52%
 from the second quarter of 1994. Approximately 40% was
 attributable to the incremental impact of acquisitions completed since May of 1994 with the balance of 12% primarily from increased unit
 volume.   International sales of $18.3 million increased 21%
 from 1994 primarily as a result of acquisitions and accounted for 25% of total segment sales versus 31% for the comparable period in 1994. Operating profit for the second quarter of 1995 increased 31% to $11.1 million. Approximately 14% was attributable to the incremental impact of acquisitions completed since May of 1994 with the balance primarily from increased unit volume. The order backlog for extruders and related equipment at the end of the second quarter amounted to $83 million compared to $66 million at December 31, 1994.

 Other

 Selling, general and administrative expenses of $26.7 million increased 20% versus the comparable period in 1994 primarily due to the impact of acquisitions and inflation. Depreciation and amortization of $3.8 million increased 19% versus 1994 primarily as a result of a higher fixed asset base including acquisitions. Interest expense increased $1.8 million to $2.0 million primarily as a result of increased borrowings.
 Other income of $13 thousand decreased by $78 thousand versus 1994. The Company's effective tax rate of 37.5% increased versus the 36.4% in the 1994 period.


 YEAR-TO-DATE RESULTS

 Overview

 Consolidated net sales of $343.8 million for the first six months of 1995 increased 19% from the comparable period in 1994. Net earnings of $25.3 million decreased 13% versus the $28.9 million earned in the first half of 1994. Net earnings per common share of $.52 decreased 7% from the $.56 reported last year.

 Gross margin as a percentage of net sales decreased to 30.1% from 32.5% in the comparable 1994 period primarily as a result of lower margins in the domestic and international dyes businesses. Consolidated operating profit of $43.8 million declined 3% from $45.1 million in the first half of 1994 as specialty chemicals decreased 19% and specialty process equipment and controls increased 38%.

 Specialty Chemicals

 The Company's specialty chemicals segment reported sales of $203.8 million representing a 1% increase from $201 million in the first six months of 1994. The increase was primarily attributable to foreign currency translation as unit volume increases were offset by lower selling prices.

 Domestic dyes sales of $101.9 million were 5% lower than the first six months of 1994 primarily due to lower selling prices. International dyes sales of $51.5 million increased by 11% versus 1994 primarily as a result of foreign currency translation (9%) and unit volume growth (8%), offset by lower selling prices (-6%). Specialty ingredients sales rose 7% to $50.4 million reflecting primarily increased unit volume. The percentage of sales outside the United States increased to 27% from 24% for the comparable period in 1994.

 Operating profit of $28.7 million for the first six months of 1995 decreased 19% from 1994. The decrease was attributable primarily to the impact of lower pricing in the domestic and international dyes businesses. The percentage of operating profit outside the United States decreased to 16% from 19% in the first half of 1994.

 Specialty Process Equipment and Controls

 The Company's specialty process equipment and controls segment reported sales of $140 million representing a 61% increase over the first six months of 1994. Approximately 47% of the sales increase was attributable to the incremental impact of acquisitions completed since May of 1994 and the balance of 14% primarily from increased unit volume. International sales of $30.4 million increased 41% from 1994 primarily as a result of acquisitions and accounted for 22% of total segment sales versus 25% in the first six months of 1994. Operating profit of $21.1 million increased 38% versus the comparable 1994 period. Approximately 21% was attributable to acquisitions with the balance primarily from higher unit volume.

 Other

 Selling, general and administrative expenses of $52.2 million increased 24% versus the first six months of 1994 primarily due to the impact of acquisitions and inflation. Depreciation and amortization of $7.5 million increased 17% versus the 1994 period primarily as a result of a higher fixed capital base including acquisitions. Interest expense increased $3.2 million primarily as a result of increased borrowings. Other income of $241 thousand decreased $394 thousand versus 1994 primarily due to lower royalty income and higher miscellaneous expense. The effective tax rate of 37.6% increased versus the 36.3% in the comparable 1994 period.


 LIQUIDITY AND CAPITAL RESOURCES

 The July 1, 1995 working capital balance of $123.2 million increased $1.6 million from $121.6 million at year-end 1994. The current ratio declined to 1.7 from 1.9 at the end of 1994 primarily as a result of the increase in notes payable. Average days sales in receivables decreased to 51 days in 1995 from 54 days for all of 1994. Inventory turnover averaged 2.8 for the first half of 1995 compared to 3.0 for all of 1994.

 Cash flows from operating activities of $3.3 million decreased $6.3 million from the first half of 1994 primarily attributable to lower earnings and increased working capital requirements. Cash provided by operating activities and increased borrowings were used to finance acquisitions, fund capital expenditures, pay cash dividends and repurchase 222,800 shares of the Company's common stock. The Company's debt to total capital increased to 35% from 29% at year-end 1994. Capital expenditures are expected to approximate $20 million in 1995 primarily for expansion and improvement of operating facilities in the United States and Europe. The Company's long-term liquidity needs including such items as capital expenditures and dividends are expected to be financed from operations.


 INTERNATIONAL OPERATIONS

 The lower U.S. dollar exchange rate versus the Belgian Franc and French Franc accounted primarily for the favorable adjustment of $5.9 million in the accumulated translation adjustment account since year-end 1994. Changes in the balance of this account are primarily a function of fluctuations in exchange rates and do not necessarily reflect either enhancement or impairment of the net asset values or the earnings potential of the Company's foreign operations.

 The Company operates manufacturing facilities in Europe which serve primarily the European market. Exchange rate disruptions between the United States and European currencies, and among European currencies, are not expected to have a material effect on year-to-year comparisons of the Company's earnings.



 RESEARCH AND DEVELOPMENT

 The Company employs about 275 engineers, draftsmen, chemists, and technicians responsible for developing new and improved chemical products and process equipment systems for the industries served by the Company. Often, new products are developed in response to specific customer needs. The Company's process of developing and commercializing new products and product improvements is ongoing and involves many products, no one of which is large enough to significantly impact the Company's results of operations from year-to-year. Research and development expenditures totalled $7.2 million for the first half of 1995 compared to $5.6 million in the comparable 1994 period.


 ENVIRONMENTAL MATTERS

 The Company's manufacturing facilities are subject to various federal, state and local requirements with respect to the discharge of materials into the environment or otherwise relating to the protection of the environment. The Company has been designated, along with others, as a potentially responsible party under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, or comparable state statutes, at two waste disposal sites; and two inactive subsidiaries have been designated, along with others, as potentially responsible parties at a total of four other sites.

 While the cost of compliance with existing environmental requirements is expected to increase, based on the facts currently known to the Company, management expects that those costs, including the cost to the Company of remedial actions, will not be material to the results of the Company's operations in any given year.